UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

3rd Quarter 2025 Results November 11th, 2025 New York Stock Exchange (NYSE) and Bolsas y Mercados Argentinos (BYMA) : CEPU Central Puerto financial and operational results for 3Q 20 25 Buenos Aires, November 11th, Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE and BYMA: CEPU), the largest private power generation company in Argentina, reports its financial results for the third quarter 2025 (“3Q25”), ended on September 30th, 2025. A conference call to discuss the results of this quarter will be held tomorrow, November 12th at 10:00 AM ET Eastern Time (12:00 PM BAT). Webcast Access is available in our website 1. Regulatory update: Power market normalization The Argentine electricity market is undergoing a significant reform driven by Resolution SE 400/2025 (issued on October 21), effective from November 1, 2025. • Contract market optionality for spot thermal: Thermal generators gain significant flexibility, allowing them to trade capacity and energy in the new Thermal Term Market (MAT). They can sell up to 20% of their production to Large Users (GUDIs) and the remaining up to 100% to Distribution Companies (Distcos) or the spot market. • US$-denominated revenues: A significant shift towards dollar-denominated revenues in the spot, mitigating inflation and currency risk. • Spot remuneration growth: The new spot remuneration mechanism establishes margin on top of Variable Production Costs (CVP), supporting long-term value creation for generators. • Marginalist market model: re-establishment of a marginalist model. Business development projects & events update • Cafayate solar farm acquisition: The Company acquired a solar farm of 80 MW at US$ 48.5 MM with an ongoing PPA from Renov.ar program through 2039. The farm is located in the province of Salta. • Battery Energy Storage System (BESS): The Company secured contracts for two large-scale BESS projects awarded in the AlmaGBA tender (Resol. ME 361/25, August 2025), totaling 205 MW of storage capacity. The 15-year contracts ensure predominantly fixed, US$-denominated revenues. Financial & operational highlights of the 3rd quarter 2025 • 3Q25 Adjusted EBITDA was US$ 101.1 MM, a 64% increase compared to the US$ 61.4 MM Adjusted EBITDA in 2Q25, and up 8% compared to 3Q24 Adjusted EBITDA of US$ 93.4 MM. • Total generation volumes in 3Q25 were 4,539 GWh, representing a 4% increase compared to 2Q25 (4,372 GWh) and a 20% decline versus 3Q24 (5,685 GWh). Lower y/y volumes are explained mainly by lower hydrology at Piedra del Aguila (-32% q/q and -59% y/y decline in hydro generation). • Revenues in 3Q25 totalized US$ 233.9 MM, which represented a 30% increase q/q (US$ 179.6 MM) and 26% increase compared to 3Q24 (US$ 185.2 MM). From total revenues, energy sales represented 92.1%, and US$ 215.3 MM in 3Q25, a 34% increase compared to 2Q25 (US$ 160.9 MM), and a 31% increase compared to 3Q24 (US$ 163.8 MM). • Spot prices: In 3Q25, the Energy Secretariat approved AR$-denominated spot price adjustments totaling 1.9% on a compound basis for the 3rd quarter 2025. • Capital expenditures in 3Q25 totaled US$76.1 MM. Such amount included the payment related to the acquisition of the Cafayate solar farm completed in August (US$ 48.5 MM), as well as expenditures associated with the ongoing closing of the Brigadier López combined cycle and the San Carlos solar project and maintenance capex. 1 We suggest accessing the site in advance to ensure streaming compatibility. The webcast replay will be available shortly after the event in the Investor Relations section at www.centralpuerto.com. For more information about the Company, also visit: U.S. Securities and Exchange Commission (SEC) and Argentine Securities Commission (CNV) Central Puerto financial and operational results for 3Q 20 25 • As of September 30, 2025, cash and cash equivalents and current financial assets balance was US$ 292.1 MM (cash and cash equivalents US$ 48.9 MM, current financial assets US$ 243.2 MM). The total outstanding gross debt balance was US$ 452.1 MM, and net financial debt resulted in US$ 159.9 MM and net leverage ratio was 0.5 x Adj. EBITDA. • In August 2025, Central Puerto issued Class “C” Corporate Bond. The emission in the local market saw a strong reception, raising US$ 89 MM at 8.00%, bullet 2029. • Outstanding credit from Foninvemem program stands at US$ 138.0 MM, to continue being collected in monthly installments through May 2028. • In September Moody’s initiated credit rating coverage of the company assigning local AA+ as Initial rating. Also, Fix SCR upgraded CEPU’s rating to AA. 4Q25 Outlook - Recent and ongoing initiatives • Financial debt repayment: US$ 90 MM from Corporate bond Class A US$ 50 MM repaid at maturity, and US$ 40 MM from Guañizuil solar farm (inherited) debt, both in October 2025. • Maintenance program in 4Q: Maintenance program at Luján de Cuyo combined-cycle complex focused on extending asset life through targeted repairs and overhauls (estimated downtime: 45 days). Central Puerto conducting additional works following findings from 2024 maintenance, including ST generator overhaul and rotor rewinding (estimated 60-day outage). • Shares buyback program of 2,756,000 shares (BYMA) for a total amount of US$ 2.54 MM • Comahue hydro concession tender process: On November 7th, tender offers were submitted. Central Puerto financial and operational results for 3Q 20 25 Regulatory updates and analysis Resolution SE 400/25: Wholesale Electricity Market reform initiated On October 21, 2025, and effective as of November 1, 2025, the Secretary of Energy (SE) issued a new framework to liberalize Argentina’s Wholesale Electricity Market (WEM). The core objective of the Resolution is to gradually reform the WEM through a progressive transition: Market Shift: A new Term Market (MAT) for capacity and energy was established. Market access for generators previously restricted to the thermal spot segment is now available, allowing them to trade up to 20% in the MAT with Large Users and up to 100% with Distributors (DisCos). New Pricing Mechanism: Spot Market Remuneration System: Energy remuneration will partially capture marginal rent on top of the variable cost of producing energy, according to the following formula: RMA = (CMgh × FP – CVP) × FRA RMA: Adapted marginal rent CMgh: Hourly system marginal cost FP: Loss factor CVP: Variable production cost declared by the unit FRA (Factor de Renta Adaptado): Parameter that bounds the captured rent for thermal generation. New generation = 1 (capturing 100% of the rent) Legacy assets with self-fuel management: 15% (2025–2026), 25% (2027), 35% (2028 and thereafter). If the generator subscribes to the NG Agreement (using CAMMESA’s Plan Gas volumes), the FRA will be affected by the FRC factor: 0.8 for the first two years and 0.5 from 2028 onward. Capacity payment in the spot market: A PPAD payment of US$12/MW-month is established for available capacity, remunerating 90 hours per week and weighted by a fuel-based factor: Single-fuel natural gas (NG): 1.1 (summer/winter), 0.9 (rest of the year) Alternative fuels (Fuel Oil, Gasoil): 1.5 (summer/winter), 1.0 (rest of the year). Thermal power plants without their own fuel management or supplied by CAMMESA will be remunerated at: 100% of capacity when dispatched and 80% when not dispatched, until December 2026; 40% during 2027; and 0% from 2028 onward. Reliability Reserve: An additional US$1,000/MW-month is recognized as a reliability reserve, regardless of the fuel or management approach, and US$9,000/MW-month for new assets (10-year PPA term). All components are US$-denominated. Additionally, Resolution 400 establishes the Capacity Term Market, allowing demand to access physical backup in case of supply restrictions. Thermal generators participating in this scheme must have their own fuel management. As a requirement to access the remuneration scheme under Res. 400, combined-cycle units previously subscribed to Res. 59/2023 must withdraw from that resolution. Res. 294/2024, which establishes additional remuneration for GTs and STs in the spot market under the Power Availability and Reliability Improvement Commitment, remains in force without modifications until March 2027. Fuel Management Transition: CAMMESA will continue supplying contracted capacity under Plan Gas (ending December 2028). From 2029 onward, generators will be fully responsible for their own fuel management. Alternative fuels: Generators must procure their own supply. Natural gas: Thermal generators must opt for one of the following: Own management, or Agreement with CAMMESA (while the Gas Plan is in force), with costs based on the mix of Plan Gas and/or LNG import costs, updated bi-weekly, or Transferred gas: Producers under Plan Gas may withdraw volumes (totally or partially) from their contracts with CAMMESA/ENARSA and freely negotiate conditions with generators. Central Puerto financial and operational results for 3Q 20 25 A. Business development updates Battery Energy Storage System T he Company successfully secured contracts for two major BESS projects following the AlmaGBA tender held in August. These projects represent a combined capacity of 205 MW of B attery Energy S torage System (BESS) , strategically located in the Buenos Aires Metropolitan Area. • Contract term: 15 years. • Estimated capex US$ 130 -140 MM ( all projects ). • Energy nominated and provided by CAMMESA (no add itional cost, no arbitrage). Project Central Puerto BESS Project (Nuevo Puerto) Central Costanera BESS Project Capacity 150 MW 55 MW Technology Lithium Iron Phosphate (LFP) Lithium Iron Phosphate (LFP) Offtaker Edenor Edesur Prices Capacity Fee: 11,147 US$/MW -month (up to 5 hours of RTE) . Discharged e nergy p rice: 10 US$/MWh (energy discharged) , cost 20 US$/MWh (system energy used for the charge/discharge process). Capacity Fee: 10,161 US$/MW -month (up to 5 hours of RTE) Discharged e nergy p rice: 10 US$/MWh (energy discharged) , cost 20 US$/MWh (system energy used for the charge/discharge process). Central Puerto financial and operational results for 3Q 20 25 B. Electricity m arket balance and trends T otal sys tem installed capacity remained relatively stable. In 3Q 25 , 1 new wind and two small solar projects were installed, and two small diesel motor assets were written off the system. Offer: Total generation grew 0.7% q/q but decreased 1.6% y/y, mainly reflecting higher renewable and nuclear , partially offset by lower thermal generation. Demand: Electricity demand increased by 5% due to lower average temperatures q/q but decreased - 1.1% y / y . Argentina's electricity market balance 3Q 2025 2Q 2025 3Q 2024 Δ% q/q Δ% y/y Total Installed capacity (MW) 43,887 43,661 42,756 0.5% 2.6% Thermal 25,095 25,124 25,113 -0.1% -0.1% Hydro 10,164 10,164 10,164 0.0% 0.0% Nuclear 1,755 1,755 1,755 0.0% 0.0% Renewable 6,873 6,619 5,725 3.8% 20.1% Energy Generation (GWh) 34,342 34,119 34,890 0.7% -1.6% Thermal 17,339 17,628 18,782 -1.6% -7.7% Hydro 7,957 7,883 8,309 0.9% -4.2% Nuclear 2,748 2,668 2,378 3.0% 15.5% Renewable 6,299 5,939 5,421 6.1% 16.2% Energy Demand (GWh) 35,255 33,454 35,635 5.4% -1.1% Residential 16,776 15,485 17,113 8.3% -2.0% Commercial 9,374 9,142 9,348 2.5% 0.3% Large customers 9,105 8,827 9,174 3.1% -0.8% Source: CAMMESA Central Puerto financial and operational results for 3Q 20 25 C. Central Puerto o perating volumes In 3Q25, Central Puerto’s power generation was 4,539 GWh , which implied a 4 % decrease q/q and a decrease of 20% y/y from 5,6 85 GWh in 3Q24 . Lower volumes in the quarter we re mainly explained by Piedra del Águila lower hydrology ( -32% q/q and -59% y/y) and Central Costanera maintenance - related downtime in 2Q recovered . Combined cycles average availability rate was 96% in 3Q25 , confirming a solid +95% standard . Steam production of 888 ktn marked a de crease of 5% q/q , but an increase of 1% y/y. Central Puerto energy generation (in GWh) 3Q 2025 2Q 2025 3Q 2024 Δ% q/q Δ% y/y Generation by plant GWh 4,539 4,372 5,685 4% -20% Central Costanera Thermal 1,173 1,405 1,398 -17% -16% Central Puerto Thermal 886 409 849 117% 4% Piedra del Águila Hydro 578 848 1,403 -32% -59% Luján de Cuyo (1) Thermal 731 640 891 14% -18% San Lorenzo Thermal 666 649 661 3% 1% Brigadier Lopez Thermal 11 12 36 -6% -70% Genoveva I Wind 94 88 91 7% 3% Genoveva II Wind 45 42 44 7% 3% La Castellana I Wind 107 84 93 28% 15% La Castellana II Wind 19 15 17 28% 8% Achiras I Wind 53 44 51 20% 5% Manque Wind 70 56 64 25% 10% Los Olivos Wind 29 25 27 18% 10% Guañizu il II A Solar 57 55 61 5% -7% Cafayate Solar 20 0 0 - - Generation by technology Thermal Thermal 3,466 3,114 3,834 11% -10% Hydro Hydro 578 848 1,403 -32% -59% Wind/Solar Wind/Solar 495 409 448 21% 10% Generation volumes by market Spot total 2,578 2,599 3,796 -1% -32% Thermal 2,000 1,750 2,393 14% -16% Hydro 578 848 1,403 -32% -59% Wind 0 0 0 - - Contracted MATER/PPA total 1,961 1,773 1,889 11% 4% Thermal 1,466 1,364 1,441 8% 2% Wind 418 354 386 18% 8% Solar 77 55 61 41% 25% WI CEPU generation in Foni plants (2) Thermal 291 655 293 -56% -1% Total SADI generation offer GWh 34,342 34,119 34,890 1% -2% Central Puerto’s Mkt share in SADI % 14.1% 14.7% 17.1% - 0.7 p.p. - 3.1 p.p. % capacity per technology Installed capacity by technology MW 6,783 6,703 6,703 100% 100% Thermal 4,783 4,783 4,783 71% 71% Hydro 1,441 1,441 1,441 21% 21% Wind 374 374 374 6% 6% Solar 185 105 105 3% 2% Thermal availability rate % Total thermal average availability 88% 79% 89% 9.3 p.p. - 0.5 p.p. CC average availability 96% 94% 95% 1.3 p.p. 1.1 p.p. ST/GT average availability 78% 56% 81% 21.5 p.p. - 2.9 p.p. Steam production (in ktn) 888 930 880 -5% 1% Source: CAMMESA (1) Luján de Cuyo thermal complex includes a mini hydro facility of 1 MW. (2) Participation in Foninvemem plants : Termoeléctrica San Martin (10%), Termoeléctrica Belgrano (11%), CT Vuelta de Obligado (54%). Not included in Revenues line and included in VPP. The availability was calculated as a weighted average of such availability as declared to CAMMESA. Scheduled maintenance peri ods approved by CAMMESA are excluded from the ratio. CC: combined cycle, ST: steam turbines and GT: gas turbines. Central Puerto financial and operational results for 3Q 20 25 D. Earnings for the quarter In 3Q25, Adjusted EBITDA increased 64 % q/q and 8 % y/y. Quarterly highlights were: Higher operating income from Central Costanera, after successfully finishing maintenance activities (Mitsubishi CC) , Renewable revenues increased 24%, volumes increased 21% due to higher wind resources and Cafayate acquisition , and higher margins from self - procured fuels. A djusted EBITDA reconciliation (in US$ MM) 3Q 2025 2Q 2025 3Q 2024 Δ% q/q Δ% y/y Net income for the period 102.4 71.2 39.8 44% 158% Gain (loss) on net monetary position 5.0 3.4 4.4 47% 13% Financial expenses 63.1 50.5 36.3 25% 74% Financial income -18.3 -28.1 -20.6 -35% -11% Share of the profit of an associate 0.2 -8.9 -7.9 -103% -103% Gain (loss) on fair value valuation of acquisitions -33.2 -27.1 -1.9 23% 1634% Income tax expenses -15.3 -1.2 28.1 1141% -154% Depreciation and amortization 18.5 25.9 25.2 -28% -26% EBITDA 122.5 85.7 103.3 43% 19% Impairment 0.0 0.0 0.0 0% 0% Result from financial asset positions -17.2 -18.7 -15.5 -8% 11% Δ Biological Assets - Fair value variation -4.2 -5.5 5.6 -24% -176% Adjusted EBITDA 101.1 61.4 93.4 64% 8% FONINVEMEM debt collections 13.6 16.7 14.0 Consolidated Income Statement 3Q 2025 2Q 2025 3Q 2024 Δ% q/q Δ% y/y Revenues 233.9 179.6 185.2 30% 26% Cost of Sales -137.6 -129.7 -110.7 6% 24% Gross Income 96.3 50.0 74.6 93% 29% Administrative and selling expenses -18.1 -15.0 -16.7 20% 8% Other operating income 32.1 27.3 18.6 18% 73% Other operating expenses -6.4 -2.5 1.7 159% -480% Impairment of property, plant and equipment and intangible s 0.0 0.0 0.0 - - Operating Income 104.0 59.8 78.1 74% 33% Gain (loss) on net monetary position -5.0 -3.4 -4.4 47% 13% Financial income 18.3 28.1 20.6 -35% -11% Financial costs -63.1 -50.5 -36.3 25% 74% Share of profit (loss) of associates -0.2 8.9 7.9 -103% -103% Gain (loss) on fair value valuation of acquisitions 33.2 27.1 1.9 23% 1634% Gain (loss) from bargain purchase 0.0 0.0 0.0 - - Income before Income tax 87.1 70.0 67.9 25% 28% Income tax for the period 15.3 1.2 -28.1 1141% -154% Net Income for the period 102.4 71.2 39.8 44% 158% Total comprehensive Income for the period 102.4 71.2 39.8 44% 158% Other Integral Results 0.0 0.0 0.0 - - Attributable to: 0.1 -0.5 0.5 -122% -76% ◦ Equity holders of the parent 102.4 71.2 39.8 44% 158% ◦ Non -controlling interest 0.0 0.0 0.0 - - Basic and diluted earnings per share 0.07 0.05 0.03 43% 161% Adjusted EBITDA refers to EBITDA excluding impairment on property, plant & equipment, result from financial asset positions and variation of biological assets fair value variation. Important notice: Quarterly results include a non - cash effect due to inflation exceeding currency depreciation during the period. As Central Puerto reports in Argentine pesos and converts figures to US dollars at the end - of - period exchange rate, this mismatch may affect co mparability. Central Puerto financial and operational results for 3Q 20 25 D.1. Revenues Revenues in 3Q25 totalized US$ 233.9 MM, a 30% increase vs 2Q25 (US$ 179.6 MM) and an increase of 26% vs 3Q24 (US$ 185.2 MM). Revenues from energy sales represented 92.7% of total revenues. 3Q25 energy sales were US$ 215.3 MM, a 34% increase vs 2Q25 (US$ 160.9 MM), and up 31% vs 3Q24 (US$ 163.8 MM). Spot sales q/q variation was primarily due to Central Costanera higher volumes (after maintenance in 2Q25), while y/y variation reflects additional US$ 27 MM from fuel cost pass-through (mainly FO and GO) in 3Q25, vs US$ 9.6 MM 3Q24. Spot volumes recovered following 2Q maintenance activities in Central Costanera, were partly offset by lower hydrology at Piedra del Aguila (-32% q/q and -59% y/y in hydro). Renewable energy volumes increased 21% q/q, driven by higher wind generation and the full contribution from the recently acquired Cafayate solar plant (80 MW). Also, contracted thermal volumes were higher compared to previous quarter, from FO self-procurement and cost passthrough in revenues in 3Q25. Revenues (in US$ MM) 3Q 2025 2Q 2025 3Q 2024 Δ% q/q Δ% y/y Total revenues 233.9 179.6 185.2 30% 26% Revenues breakdown: Energy sales 215.3 160.9 163.8 34% 31% % energy sales from total revenues 92.1% 89.6% 88.4% Steam sales 10.8 10.6 11.9 2% -9% Forestry 3.6 3.2 5.7 11% -37% Resale of gas T&D capacity 1.5 1.6 1.6 -5% -5% CVO management 2.6 3.4 2.2 -21% 20% Energy sales by contract type Spot market revenues 113.6 90.5 92.6 26% 23% Sales under contracts 101.7 70.4 71.2 44.5% 43% % contracted from total energy sales 47% 44% 43% Energy sales by technology Thermal & hydro 184.5 136.0 135.5 36% 36% Renewable 30.8 24.9 28.3 23.5% 9% % thermal & hydro from total energy sales 86% 84% 83% Energy sales by currency % US$-denominated from total energy sales 63% 63% 60% 0 p.p. 3 p.p. Fuel cost pass-through in spot revenues 27.4 25.3 9.6 D.2. Operating expenses and margin analysis Operating expenses (in US$ MM) 3Q 2025 2Q 2025 3Q 2024 Δ% q/q Δ% y/y Total operating expenses -155.6 -144.6 -116.5 8% 34% Main opex lines Cost of sales -137.6 -129.7 -103.2 6% 33% Administrative and sales expenses -18.1 -15.0 -13.3 20% 36% By business unit Thermal & hydro plants -136.8 -124.8 -92.3 10% 35% Renewables -13.4 -13.3 -16.5 0% -19% Forestry expenses -5.5 -6.5 -7.7 -16% -15% Cost of sales (COGS) include demi water, natural gas consumption, fuel for associated services, T+D of natural gas and depreciation. Margin analysis 3Q 2025 2Q 2025 3Q 2024 Δ% q/q Δ% y/y Central Puerto's Thermal & hydro Revenues (US$ MM) 184.5 136.0 135.5 36% 36% Operating expenses (US$ MM) -136.8 -124.8 -92.3 10% 48% Operating margin (US$ MM) 47.7 11.2 43.2 327% 10% Op. margin / revenues (%) 26% 8% 32% 18 p.p. -6 p.p. Generation (GWh) 4,044 3,963 5,237 2% -23% Op. margin / MWh ($/MWh) 11.8 2.8 8.2 319% 43% Revenues / MWh ($/MWh) 45.6 34.3 25.9 33% 76% Renewable Revenues (US$ MM) 30.8 24.9 28.3 23% 9% Operating expenses (US$ MM) -13.4 -13.3 -16.5 0% -19% Operating margin (US$ MM) 17.5 11.6 11.8 50% 48% Op. margin / revenues (%) 57% 47% 42% 10 p.p. 15 p.p. Generación (GWh) 495 409 448 21% 10% Op. margin / MWh ($/MWh) 35.3 28.4 26.4 24% 34% Revenues / MWh ($/MWh) 62.3 61.0 63.1 2% -1% Central Puerto financial and operational results for 3Q 20 25 E. Capital expenditures (capex) Capital expenditures amounted to US$ 76.1 MM in 3Q25, including Cafayate solar farm acquisition at US$ 48.5 MM, final works for the closing of Brigadier López Combined Cycle, the San Carlos solar project, and maintenance-related capex. F. Financial position 2025 2024 3Q25 YTD 2Q25 YTD 1Q25 YTD 4Q24 FY 3Q24 YTD Cash Flow (in US$ MM) – Summary 9-month period 6-month period 3-month period 12-month period 9-month period as of Sept 30, 2025 as of June 30, 2025 as of March 31, 2025 as of Dec. 31, 2024 as of Sept 30, 2024 Cash , cash eq., current financial assets at the beginning 3.7 6.1 3.7 28.0 28.0 Net cash flows provided by operating activities 159.7 115.8 47.5 285.6 228.8 Net cash flows used in investing activities -178.5 -102.4 -60.1 -159.7 -119.1 Acquisitions of property, plant and equipment and inventory -135.2 -95.3 -43.6 -138.0 -79.3 Acquisition of subsidiaries and associates, net of cash acquired -57.0 -21.0 0.0 0.0 0.0 Sale of property, plant and equipment 0.0 0.0 0.0 1.1 1.1 Acquisition (Sale) of financial assets -4.5 -5.8 -27.4 -30.7 -48.7 Dividends collected 18.2 19.7 10.8 7.9 7.8 Net cash flows used in financing activities 114.6 -18.3 6.0 -106.4 -84.8 Financial credit received -19.4 26.5 0.0 62.6 61.6 Repayment of financial debt 152.9 -31.5 11.9 -109.4 -100.3 Interest and finance expense payments -1.0 -11.6 -5.5 -43.4 -32.0 Other finance expenses -17.2 -1.0 0.0 0.0 0.0 Contributions and dividends -0.7 -0.7 -0.3 -16.1 -14.2 Exchange difference and other financial (1) 50.5 -2.6 -8.9 43.8 24.9 Cash and Cash equivalents at the end of the period 48.9 3.7 6.1 3.7 28.0 (1) Net decrease in cash and short-term investments Exchange differences and other financial results Monetary results from cash and short-term placements YTD: Year to date Financial debt, as of September 30th, 2025 The total outstanding gross debt balance as of September 30th, 2025, was US$ 452.1 MM while cash, cash equivalents and other financial current assets balance was US$ 292.1 MM, composed of US$ 48.9 MM in cash and cash equivalents, and US$ 243.2 MM in current financial assets. The chart on the right shows the principal maturity profile to such date, expressed in US$ MM: Financial position as of September 30th, 2025 (Financial figures are expressed in US$ MM, except for the ratio) Outstanding financial debt 452.1 Cash, cash equivalents and current financial assets 292.1 Net financial debt 159.9 LTM Adj EBITDA 317.5 Net leverage ratio (Net debt/Adj. EBITDA) 0.5x Shares buyback program On September 25, 2025, the Board of Directors initiated a 180-day share buyback program, authorizing the repurchase of up to US$ 20.0 million in shares. The program adheres to Article 64 of Capital Markets Law No. 26,831 and relevant CNV regulations. To date, the company has repurchased a total of 2,756,000 shares on the BYMA (Argentina) market, utilizing US$ 2.54 million of the authorized amount. Central Puerto financial and operational results for 3Q 20 25 Annex I: Financial Statement – Annual figures Income statement (in US$ MM) 3Q 2025 LTM 2024 2023 2022 Δ% y/y (2025 LTM/2024) Income Statement LTM Full year Full year Full year Revenues 777.4 671.3 536.9 566.1 16% Cost of Sales -486.4 -407.2 -359.4 -298.4 19% Gross Income 291.0 264.2 177.5 267.7 10% Operating Income 204.2 170.3 529.5 345.0 20% Adjusted EBITDA 317.5 288.0 277.8 344.0 10% Net income Net Income for the period 226.1 52.0 193.3 106.0 335% Basic and diluted earnings per share 0.1 0.0 0.1 0.1 428% Revenue margin ratios Gross income margin % 37% 39% 33% 47% -2 p.p. Adjusted EBITDA margin 41% 43% 52% 61% -2 p.p. Adjusted EBITDA reconciliation (in US$ MM) 3Q 2025 LTM 2024 2023 2022 2021 Net income for the period 226.1 52.0 193.3 106.0 -3.7 Gain (loss) on net monetary position 26.1 17.1 215.4 171.5 16.4 Financial expenses 175.5 154.6 537.0 244.2 153.5 Financial income -113.8 -107.8 -354.4 -144.7 -18.0 Share of the profit of an associate -49.5 -15.7 -8.6 -0.7 4.5 Gain (loss) from bargain purchase 0.0 0.0 -89.9 -68.7 0.0 Gain (loss) on fair value valuation of acquisitions -67.1 -2.3 0.0 0.0 0.0 Income tax expenses 6.9 72.6 36.7 37.5 74.6 Depreciation and amortization 96.6 103.0 118.3 108.8 95.8 EBITDA 300.8 273.3 647.8 453.9 323.1 Impairment 98.9 98.9 -54.4 79.2 70.6 Result from financial asset positions -59.6 -65.2 -295.9 -189.0 0.0 Δ Biological Assets - Fair value variation -22.5 -19.0 -19.7 -0.1 0.0 Adjusted EBITDA 317.5 288.0 277.8 344.0 393.7 FONINVEMEM debt collections 86.7 74.4 66.3 69.4 72.9 Consolidated Statement of Income and Comprehensive Income (in US$ MM) 3Q 2025 LTM 2024 2023 2022 2021 Revenues 777.4 671.3 536.9 566.1 510.2 Cost of Sales -486.4 -407.2 -359.4 -298.4 -263.9 Gross Income 291.0 264.2 177.5 267.7 246.3 Administrative and selling expenses -78.7 -70.3 -53.2 -41.8 -37.1 Other operating income 104.1 112.7 372.8 201.7 94.9 Other operating expenses -13.3 -37.3 -22.0 -3.4 -6.3 Impairment of property, plant and equipment and intangible assets -98.9 -98.9 54.4 -79.2 -70.6 Operating Income 204.2 170.3 529.5 345.0 227.3 Gain (loss) on net monetary position -26.1 -17.1 -215.4 -171.5 -16.4 Financial income 113.8 107.8 354.4 144.7 18.0 Financial costs -175.5 -154.6 -537.0 -244.2 -153.5 Share of profit (loss) of associates 49.5 15.7 8.6 0.7 -4.5 Gain (loss) on fair value valuation of acquisitions 67.1 2.3 0.0 0.0 0.0 Gain (loss) from bargain purchase 0.0 0.0 89.9 68.7 0.0 Income before Income tax 233.0 124.6 230.0 143.5 70.9 Income tax for the period -6.9 -72.6 -36.7 -37.5 -74.6 Net Income for the period 226.1 52.0 193.3 106.0 -3.7 Total comprehensive Income for the period 226.1 52.0 193.3 106.0 -3.7 Other Integral Results Attributable to: 219.2 41.6 194.0 105.8 -4.5 ◦ Equity holders of the parent 6.9 10.3 -3.8 0.2 0.8 ◦ Non-controlling interest 226.1 52.0 190.1 106.0 -3.7 Basic and diluted earnings per share 0.15 0.03 0.13 0.07 0.00 Central Puerto financial and operational results for 3Q 20 25 Annex II: Consolidated Balance Sheet Consolidated Statement of Financial Position 31/12/2024 30/09/2025 (unaudited figures, in US$ MM) Assets Property, plant, and equipment 1,567 1,537 Intangible assets 30 26 Biological Assets 181 195 Investment in associates 106 20 Inventories 4 1 Other non-financial assets 1 8 Trade and other receivables 132 99 Other financial assets 14 86 Deferred tax asset 6 5 Investment in subsidiaries Total non-current assets 2,041 1,977 Current assets Biological Assets 34 12 Inventories 21 36 Other non-financial assets 34 25 Trade and other receivables 211 234 Other financial assets 233 243.2 Cash and cash equivalents 4 48.9 Total current assets 537 598 Total Assets 2,578 2,576 Equity and liabilities Equity Capital stock 1 1 Adjustment to capital stock 523 383 Legal reserve 103 97 Voluntary reserve 730 673 Other equity accounts (40) (36) Optional reserve for future dividend distribution 377 391 Retained earnings 49 227 Equity attributable to shareholders of the parent 1,743 1,735 Non-controlling interests 61 42 Total Equity 1,804 1,777 Non-current liabilities Other non-financial liabilities 24 18 Other loans and borrowings 223 247 Compensation and employee benefits liabilities 7 8 Provisions 2 2 Deferred income tax liabilities 154 127 Total non-current liabilities 411 401 Current liabilities Trade and other payables 93 198 Other non-financial liabilities 30 41 Other loans and borrowings 146 205 Compensation and employee benefits liabilities 33 26 Income tax payable 59 24 Provisions 3 3 Total current liabilities 363 497 Total liabilities 774 898 Total equity and liabilities 2,578 2,675 Argentine Peso amounts were converted to U.S. dollars using the reference exchange rate published by the Central Bank of Argentina (Communication 'A' 3500) as of September 30, 2025 (AR$1,366.6/US$1.00) and December 30th, 2024 (AR$ 1032.5/US$1.00) respectively. Central Puerto financial and operational results for 3Q 20 25 Annex III: Central Puerto’s operating assets Plant Technology Installed capacity 2024 volumes Location Commercial date since PPA term (MW) (GWh) (Province) Date Year Central Puerto Complex Thermal 1,747 5,109 City of Buenos Aires 1992-2000 - Piedra del Águila Hydro 1,440 4,348 Río Negro 1994 - Brigadier Lopez Thermal 421 96 Santa Fé 2019-2025 - Luján de Cuyo(2) Thermal 576 3,376 Mendoza 2019 2034 San Lorenzo(3) Thermal 391 2,263 Santa Fé 2021 2035 Central Costanera Thermal 1,789 4,638 City of Buenos Aires 2023 - La Castellana I Wind 100.8 372 Buenos Aires 2019 2040 Genoveva I Wind 88.2 361 Buenos Aires 2020 2040 Genoveva II Wind 41.8 171 Buenos Aires 2020 2029 La Castellana II Wind 15.2 46 Buenos Aires 2020 2034 Manque Wind 57 254 Córdoba 2020 2040 Achiras I Wind 48 186 Córdoba 2020 2040 Los Olivos Wind 22.8 106 Córdoba 2020 2030 Guañizuil II(4) Solar 105 281 San Juan 2023 2041 Cafayate Solar 80 Salta 2025 2039 San Carlos Solar 15.0 - Salta 2025 2035 Total 6,938 21,605 (1) Source CAMMESA. Capacity does not include non-operating FONINVEMEM plants WI. (2) The facility Includes 290 MW of combined cycles sold to spot market, 95 MW of cogeneration, 190 MW of gas/steam turbines and 1 MW of mini hydro. (3) San Lorenzo plant is composed by 330 MW May-Aug / 317 MW Sept-Apr PPA contracted capacity, and remaining capacity assigned to spot market under Res. 59/23. (4) Guañizuil II solar farm was developed by Equinor (Cordillera Solar project) and transferred to Central Puerto in October 2023. Central Puerto financial and operational results for 3Q 20 25 Glossary of terms and abbreviations 3Q25 Third quarter of 2025 (July, August, September). In the same way, 2Q25/3Q24 refer to 2nd quarter 2025/3rd quarter 2024. AR$ Argentine pesos. BCRA Banco Central de la República Argentina, Argentina’s Central Bank CAMMESA Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima – the administrator of Argentina’s wholesale electricity market CC Combined cycle COD Commercial Operation Date – the date a generation unit is authorized by CAMMESA to sell electricity under commercial conditions Energía Base Legacy energy framework under Resolution SE No. 95/13, currently regulated by Resolution SE No. 9/24 FONINVEMEM / FONI Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista – Fund for Investments Required to Increase Electric Power Supply, including programs like the Central Vuelta de Obligado (CVO) Agreement GWh / GW Gigawatt-hour / Gigawatt MW/MWh Megawatt-hour / Megawatt ON Corporate Bonds (Obligaciones Negociables) p.p. Percentage point Plan Gas Plan de Promoción de la Producción del Gas Natural DNU N° 892/20 and 730/22, Arg. PPA Power Purchase Agreement q/q Quarter over quarter comparison SE Argentina’s Secretariat of Energy Tn Metric ton WEM / MEM Wholesale Electricity Market (Mercado Eléctrico Mayorista) y/y Year on year comparison Central Puerto financial and operational results for 3Q 20 25 Disclaimer Financial statements as of September 30th, 2025, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods reported for comparative purposes. Comparative analysis refers to the previous period of the same year, and same period of the previous year. We present figures converted from Argentine Pesos to U.S. dollars for comparison purposes only. The exchange rate used to convert Argentine Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars for the end of each period. The information presented in U.S. dollars is for the convenience of the reader only and may defer if such conversion for each period is performed at the exchange rate applicable at the end of the latest period. You should not consider these translations to be representations that the Argentine Peso amounts actually represent these U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s Audited Consolidated Financial Statements for the fiscal period ended on December 31st, 2024, and the notes thereto, which will be available on the Company’s website. Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding. This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. OTHER INFORMATION Central Puerto routinely posts relevant information for investors in the “Investors” support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s website, in addition to following the Company’s press releases, SEC and CNV filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release. CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR ( www.sec.gov) and CNV. EBITDA and Adjusted EBITDA Central Puerto financial and operational results for 3Q 20 25 In this release, EBITDA, a non-IFRS financial measure, is defined as net income for the period, plus finance expenses, minus finance income, minus share of the profit (loss) of associates, plus (minus) losses (gains) on net monetary position, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations. Adjusted EBITDA refers to EBITDA excluding impairment on property, plant & equipment, foreign exchange differences and interests related to FONI trade receivables and variations in fair value of biological asset. Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including: • Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments. • Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income. • Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes. • Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements. • Although a certain share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and • Other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure. The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release. All the information presented must be considered as consolidated unless otherwise specified. • Contact: inversores@centralpuerto.com – www.centralpuerto.com - +54 11 4317 5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 12, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact